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SEC 18006707

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pubvest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1120
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chistopher Roberts 415-940-7009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

135 Main Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 5 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Christopher Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pubvest Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-28-18

Signature

FINOP

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTAH ACKNOWLEDGMENT
Utah Code Annotated 46-1-6.5

State of Utah
County of Weber } ss.

On this 20th day of Feb, in the year 2018, before me Celina Nicole Ayala
Date Month Year Name of Notary Public
a Notary Public, personally appeared Christopher Dee Roberts

Name(s) of Document Signer(s)

proved on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to in this document, and acknowledged he/she/they executed the same.

NOTARY PUBLIC
CELINA NICOLE AYALA
683971
COMMISSION EXPIRES
JULY 6, 2019
STATE OF UTAH

Signature of Notary Public

Place Notary Seal/Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/20/18 Number of Pages: 3

Signer(s) Other Than Named Above: N/A

©2017 National Notary Association

M1709-07 (09/17)

PUBVEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$39,599
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ -
COMMITMENTS AND CONTINGENCIES (Note 3)	
MEMBER'S EQUITY	$39,599
TOTAL LIABILITIES AND MEMBERS' EQUITY	$39,599

The accompanying notes are an integral part of this financial statement.

Pubvest Securities, LLC

To Whom It May Concern,

Pubvest Securities, LLC (the "Firm"), claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2017. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

The Firm met the identified exemption provisions from January 1, 2017 through December 31, 2017 without exception.

Sincerely,

Christopher Roberts

Christopher Roberts
FINOP

PUBVEST SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pubvest Securities, LLC

We have reviewed management's statements, included in the accompanying management statement, in which (1) Pubvest Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from January 1, 2017 through December 31, 2017. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Squar Milner LLP

San Francisco, California
February 28, 2018